Exhibit 107
EX-FILING FEES

Calculation of Filing Fee Table
Schedule TO
(Form Type)
Hancock Park Corporate Income, Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$452,300	0.01531%	$69.25

Fees Previously Paid	$0		$0.00

Total Transaction Valuation	$452,300

Total Fees Due for Filing			$69.25

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$69.25